June 25, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange
Uranium One Inc.
Energy Metals Corporation

Dear Sirs:

Re: Filing of Written Disclosure of Technical Report in Energy Metals Corporation Management Information Circular

The undersigned hereby consents to the public filing of the written disclosure of the technical reports titled (i) "An Independent Technical Report on the Eastern Mining Assets, Located Near Springs, Gauteng Province, of Aflease Gold & Uranium Resources Limited, Republic of South Africa" dated September 1, 2005 as amended October 20, 2005, (ii) "Dominion Uranium Project, North-West Province, Republic of South Africa" dated August 1, 2006 as amended October 26, 2006, and (iii) "An Independent Technical Report on the Modder East Gold Project, Located Near Springs, Gauteng Province, Republic of South Africa" dated August 31, 2006 and amended on October 26, 2006 (collectively, the "**Technical Reports**") and any extracts from or a summary of the Technical Reports in the management information circular (including the documents incorporated by reference therein) of Energy Metals Corporation dated June 25, 2007 (collectively, the "**Circular**").

The undersigned hereby confirms that the undersigned has read the Circular and believes that the Circular fairly and accurately represents the information in the Technical Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Technical Report.

The undersigned notes that the Technical Report referred to in clause (ii) above is referred to and summarized only in the annual information form of Uranium One Inc. (formerly sxr Uranium One Inc.) dated March 31, 2007 for the fiscal year ended December 31, 2006, and that since the date of that Technical Report additional work has been done on the properties covered by that Technical Report, and that such Technical Report has been partially superseded by the report titled "Dominion Uranium Project, North-West Province, Republic of South Africa" dated March 2, 2007.

The undersigned was not involved in this additional work, having left the employ of SRK Consulting (South Africa) (Pty) Limited at the end of June 2006, and therefore makes no comment regarding the presentation in the Circular of the results of such additional work or such subsequent technical report.

This letter is provided solely for the purpose of assisting the parties to which is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decision made based on it, are the responsibility of such third parties.

Yours truly,

Dr. M. Harley
formerly of SRK Consulting (South Africa)
(Pty) Limited